Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$1,000,000	$71.30 (1)

(1)	The filing fee of $71.30 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $71.30 due for this offering is offset against the $52,783.49 remaining of the fees most recently paid on March 24, 2009, of which $52,712.19 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2010-MTNDD510 DATED MARCH 19, 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

1,000 Callable LIBOR Range Accrual Notes

Due March 26, 2020

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■

If not previously called by us, the notes have a maturity of ten years and will mature on March 26, 2020. At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

■

Unless called by us, the notes will bear interest at the per annum rate of 6% on each calendar day when the floating interest rate commonly referred to as “six-month U.S. dollar LIBOR” is determined (as described more fully in this pricing supplement) to be less than or equal to 7%, provided that beginning on the fourth calendar day immediately preceding any interest payment date the rate for six-month U.S. dollar LIBOR for each calendar day remaining in that interest period will be deemed to equal the rate for six-month U.S. dollar LIBOR applicable to the fifth calendar day immediately preceding that interest payment date (as described more fully in this pricing supplement). On each calendar day for which six-month U.S. dollar LIBOR is determined to be greater than 7%, no interest will accrue on the notes. As a result, interest payments on the notes will vary and could be zero.

■	Interest on the notes, if any, is payable quarterly on each March 26, June 26, September 26 and December 26, beginning on June 26, 2010 and ending on the maturity date.
■

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on March 26, 2013, upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

■	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$1,000,000.00
Underwriting Discount	$8.00	$8,000.00
Proceeds to Citigroup Funding Inc.	$992.00	$992,000.00

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $8.00 for each $1,000 note sold in this offering. Certain dealers will receive from Citigroup Global Markets a concession of $8.00 for each $1,000 note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about March 26, 2010.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Callable LIBOR Range Accrual Notes Due March 26, 2020 are callable securities offered by Citigroup Funding and have a maturity of ten years. The Notes are 100% principal protected if held to maturity or until the date when the notes are called, subject to the credit risk of Citigroup Inc.

Unless called by us, on each calendar day when the floating interest rate commonly referred to as “six-month U.S. dollar LIBOR” is determined (as described in the section “Description of the Notes — Determination of Six-Month U.S. Dollar LIBOR”) to be less than or equal to 7%, the notes will bear interest at a rate of 6% per annum; provided that beginning on the fourth calendar day immediately preceding any interest payment date the rate for six-month U.S. dollar LIBOR for each calendar day remaining in that interest period will be deemed to equal the rate for six-month U.S. dollar LIBOR applicable to the fifth calendar day immediately preceding that interest payment date (as described in the section “Description of the Notes — Determination of Six-Month U.S. Dollar LIBOR”). On each calendar day for which six-month U.S. dollar LIBOR is determined to be greater than 7%, no interest will accrue on the notes. All payments on the notes are subject to the credit risk of Citigroup Inc.

The notes mature on March 26, 2020. We may call the notes, in whole and not in part, for mandatory redemption on any quarterly interest payment date beginning on March 26, 2013, upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest. The notes do not provide for any redemption at your option prior to maturity.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity or until the date when the notes are called, regardless of the level of six-month U.S. dollar LIBOR, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $1,000 per $1,000 principal amount of notes if you hold the notes to maturity or until the date when notes are called.

Will I Receive Interest on the Notes?

The interest payments on the notes will vary and may be zero. We expect to pay interest, if any, in cash quarterly on each March 26, June 26, September 26 and December 26, beginning on June 26, 2010 and ending on the maturity date. We refer to each of these quarterly payment dates as an interest payment date and each three-month period from and including an interest payment date to and including the day immediately preceding the next interest payment date, the maturity date or any earlier date upon which the notes are redeemed as an interest period.

Unless the notes are called by us, the per annum interest rate will equal the product of (i) 6% per annum and (ii) the number of accrual days in the interest period divided by the number of calendar days in the interest period. An accrual day is any calendar day in an interest period for which six-month U.S. dollar LIBOR is determined to be less than or equal to 7%. Generally, six-month U.S. dollar LIBOR will be as published on Reuters page “LIBOR01” (or any successor page as determined by the calculation agent) at 11:00 am (New York time) for each calendar day during an interest period. No interest will accrue on the notes on any calendar day for which six-month U.S. dollar LIBOR is determined to be greater than 7%. The per annum interest rate calculated for any quarterly interest period is applicable only to that quarterly interest period; interest payments for any other quarterly interest period will vary and may be zero. The interest payment amount per note for any quarterly interest period will equal the product of $1,000 and the per annum interest rate applicable to that quarterly interest period divided by 4.

If six-month U.S. dollar LIBOR is greater than 7% for an entire interest period, then no interest will accrue on the notes for that interest period. As a result, interest payments on the notes could be zero. In addition, if six-month U.S. dollar LIBOR is less than or equal to 7% for a number of days in any interest period beginning on March 26, 2013, resulting in a quarterly interest payment on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the notes will be called by us. If we call the notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to six-month U.S. dollar LIBOR or another interest rate. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes — Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on March 26, 2020. At maturity, unless we have previously called your notes, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

What Will I Receive if Citigroup Funding Calls the Notes?

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on March 26, 2013, upon not less than ten calendar days’ notice to holders of the notes in the manner described in the section “Description of the Notes — Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will receive 100% of the principal amount of your notes only if you hold the notes at call or maturity. If you choose to sell your notes before the notes are called or mature, you are not guaranteed and should not expect to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “— You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

Where Can I Find Examples of Hypothetical Interest Payments?

For examples setting forth hypothetical interest amounts payable over the term of the notes, see “Description of the Notes — Hypothetical Interest Payment Examples” in this pricing supplement.

Who Publishes Six-Month U.S. Dollar LIBOR and What Does It Measure?

Six-month U.S. dollar LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of six months, in marketable size, in the London interbank market. Unless otherwise stated in this pricing supplement, the six-month U.S. dollar LIBOR will equal the rate for six-month U.S. dollar LIBOR appearing on Reuters page “LIBOR01” for any relevant date (as described in the section “Description of the Notes — Determination of Six-Month U.S. Dollar LIBOR”).

How Has Six-Month U.S. Dollar LIBOR Performed Historically?

We have provided a table showing the historical quarterly high and low levels of six-month U.S. dollar LIBOR since January 4, 2005. You can find this table in the section “Historical Data on Six-Month U.S. Dollar LIBOR” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of six-month U.S. dollar LIBOR in recent years. However, past performance is not indicative of how six-month U.S. dollar LIBOR will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of Six-Month U.S. Dollar LIBOR Is Not an Indication of the Future Performance of Six-Month U.S. Dollar LIBOR” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Payments of stated interest on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes. You should refer to “Risk Factors —Citigroup Financial Products, an Affiliate of Citigroup Funding and Citigroup Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based on six-month U.S. dollar LIBOR. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws including individual retirement accounts (which we call “Plans”), will be permitted to purchase or hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the level of the six-month U.S. dollar LIBOR, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Because six-month U.S. dollar LIBOR is a floating rate, the level of six-month U.S. dollar LIBOR will fluctuate. Thus, the notes are not a suitable investment for investors who require regular fixed income payments since the interest payments are variable and may be zero. You will not accrue and be paid interest on any calendar day for which six-month U.S. dollar LIBOR is determined to be greater than 7%. If six-month U.S. dollar LIBOR remains greater than 7% for an entire interest period, the applicable interest payment on the notes will be zero.

No Principal Protection Unless You Hold the Notes to Maturity or Until the Date When the Notes Are Called

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or until the date when the notes are called. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are called, you may receive less than your initial investment.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date beginning on March 26, 2013, upon not less than ten calendar days’ notice. In the event that we call the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to and including the date when the notes are called. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

The Level of Six-Month U.S. Dollar LIBOR Will Affect Our Decision to Call the Notes

It is more likely we will call the notes prior to their maturity date if the level of six-month U.S. dollar LIBOR remains less than or equal to 7%, resulting in quarterly interest payments on the notes in an amount greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity. If we call the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes bear interest at the rate of 6% per annum on each calendar day for which six-month U.S. dollar LIBOR is determined to be less than or equal to 7%. As a result, if six-month U.S. dollar LIBOR remains above 7% for a substantial number of days during an interest period, the effective yield on your notes for such interest period will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc. and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the notes at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the level of six-month U.S. dollar LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Level of Six-Month U.S. Dollar LIBOR.    We expect that the market value of the notes at any time may be affected by changes in the level of six-month U.S. dollar LIBOR. For example, an increase in the level of six-month U.S. dollar LIBOR could cause a decrease in the market value of the notes because no interest will accrue or be payable on the notes if six-month U.S. dollar LIBOR is determined to be greater than 7%. Conversely, a decrease in the level of six-month U.S. dollar LIBOR may cause an increase in the market value of the notes because interest will be payable. However, if the level of six-month U.S. dollar LIBOR remains less than or equal to 7%, the likelihood of the notes being called by us would increase.

The level of six-month U.S. dollar LIBOR will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank money market in particular.

Volatility of Six-Month U.S. Dollar LIBOR.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of six-month U.S. dollar LIBOR changes, the market value of the notes may change.

Call Right.    Our ability to call the notes prior to their maturity date is likely to limit their value. If we did not have the right to call the notes, their value could be significantly different.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the level of six-month U.S. dollar LIBOR the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the level of six-month U.S. dollar LIBOR during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon six-month U.S. dollar LIBOR. This hedging activity could affect the value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits.    The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition, and Results of Citigroup Funding and Citigroup Inc.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of Six-Month U.S. Dollar LIBOR Is Not an Indication of Its Future Performance

The historical performance of six-month U.S. dollar LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of six-month U.S. dollar LIBOR during the term of the notes. Changes in the level of six-month U.S. dollar LIBOR will affect the trading price of the notes, but it is impossible to predict whether the level of six-month U.S. dollar LIBOR will rise or fall.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity

Citigroup Financial Products, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours. As calculation agent, Citigroup Financial Products will determine six-month U.S. dollar LIBOR and will calculate the interest payable to you on each interest payment date. Additionally, determinations made by Citigroup Financial Products in its capacity as calculation agent, including with respect to the calculation of six-month U.S. dollar LIBOR in the event of the unavailability of six-month U.S. dollar LIBOR, may adversely affect the interest payments to you.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon six-month U.S. dollar LIBOR. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publishers of Six-Month U.S. Dollar LIBOR

You will have no rights against the publishers of six-month U.S. dollar LIBOR even though the amount you receive on an interest payment date will depend upon the level of six-month U.S. dollar LIBOR. The publishers of six-month U.S. dollar LIBOR are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Callable LIBOR Range Accrual Notes Due March 26, 2020 (the “Notes”) are callable securities offered by Citigroup Funding and have a maturity of ten years. The Notes are 100% principal protected if held to maturity or until the date when the notes are called, subject to the credit risk of Citigroup Inc.

Unless called by us on any Interest Payment Date beginning on March 26, 2013, the interest rate on the Notes will be variable and will be reset quarterly. For every calendar day that six-month U.S. dollar LIBOR is determined (as described in “— Determination of Six-Month U.S. Dollar LIBOR” below) to be less than or equal to 7%, the Notes will bear interest at a rate of 6% per annum; provided that beginning on the fourth calendar day immediately preceding any Interest Payment Date, the rate for six-month U.S. dollar LIBOR for each calendar day remaining in that Interest Period will be deemed to equal the rate for six-month U.S. dollar LIBOR applicable to the fifth calendar day immediately preceding that Interest Payment Date (as described in “— Determination of Six-Month U.S. Dollar LIBOR” below). On each calendar day for which six-month U.S. dollar LIBOR is determined to be greater than 7%, no interest will accrue on the Notes. All payments on the Notes are subject to the credit risk of Citigroup Inc.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $1,000,000 (1,000 Notes). The Notes will mature on March 26, 2020. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The amount of any quarterly interest payment on the Notes will vary and may be zero. We expect to pay interest, if any, quarterly on each March 26, June 26, September 26, and December 26, beginning on June 26, 2010 and ending on the maturity date, each an Interest Payment Date. Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date, the maturity date or any earlier date upon which the Notes are redeemed is an Interest Period. During each Interest Period interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, so that each Interest Period will be deemed to consist of 90 days.

Unless called by us, the per annum interest rate on the Notes will equal the product of (i) 6% per annum and (ii) the number of Accrual Days in the Interest Period divided by the number of calendar days in the Interest Period. An Accrual Day is any calendar day in an Interest Period for which six-month U.S. dollar LIBOR is determined to be less than or equal to 7%, as described in detail below in “— Determination of Six-Month U.S. Dollar LIBOR.” No interest will accrue on the Notes on any calendar day that is not an Accrual Day. The per annum interest rate calculated for any quarterly Interest Period is applicable only to that quarterly Interest Period; interest payments for any other quarterly Interest Period will vary and may be zero. The interest payment amount per Note for any quarterly Interest Period will equal the product of $1,000 and the per annum interest rate applicable to that quarterly Interest Period divided by 4.

Six-month U.S. dollar LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of six months, in marketable size, in the London interbank market. The six-month U.S. dollar LIBOR will equal the rate for six-month U.S. dollar LIBOR appearing on Reuters page “LIBOR01” for any relevant date (or any successor page as determined by the calculation agent) at 11:00 am (New York time) on each calendar day; provided that beginning on the fourth calendar day immediately preceding any Interest Payment Date six-month U.S. dollar LIBOR for each calendar day remaining in that Interest Period will be deemed to equal six-month U.S. dollar LIBOR applicable to the fifth calendar day immediately preceding that Interest Payment Date.

If six-month U.S. dollar LIBOR is greater than 7% for an entire Interest Period, then no interest will accrue on the Notes for that Interest Period. As a result, interest payments on the Notes could be zero. In addition, if six-month U.S. dollar LIBOR is less than or equal to 7% for a number of days in any Interest Period beginning on March 26, 2013, resulting in a quarterly interest payment on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the Notes will be called by us. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest, if any, will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Payment at Maturity

The notes will mature on March 26, 2020. At maturity, unless we have previously called your Notes, you will receive for each Note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Hypothetical Interest Payment Examples

The table below presents examples of hypothetical interest payments on the Notes based on the total number of Accrual Days occurring during an Interest Period. The table and the following examples of hypothetical interest payment calculations are based on the following assumptions:

•	Principal amount: $1,000

•	Applicable Interest Rate: 6% per annum

•	Interest Period consists of ninety calendar days

Hypothetical Accrual Days (1) during the quarterly Interest Period	Hypothetical Interest Rate for the annual Interest Period(2)	Hypothetical interest payment for the quarterly Interest Period(3)
0	0.00%	$ 0.00
5	0.33%	$ 0.83
10	0.67%	$ 1.67
15	1.00%	$ 2.50
20	1.33%	$ 3.33
25	1.67%	$ 4.17
30	2.00%	$ 5.00
35	2.33%	$ 5.83
40	2.67%	$ 6.67
45	3.00%	$ 7.50
50	3.33%	$ 8.33
55	3.67%	$ 9.17
60	4.00%	$10.00
65	4.33%	$10.83
70	4.67%	$11.67
75	5.00%	$12.50
80	5.33%	$13.33
85	5.67%	$14.17
90	6.00%	$15.00

(1)	A calendar day on which six-month U.S. dollar LIBOR is determined to be less than or equal to 7%
(2)	6% x (hypothetical number of Accrual Days during the Interest Period / number of calendar days in the Interest Period)
(3)	$1,000 x (6% / 4) x (hypothetical number of Accrual Days during the Interest Period / number of calendar days in the Interest Period)

The examples are for purposes of illustration only. The actual interest payment for each Interest Period will depend on the actual value of six-month U.S. dollar LIBOR, the actual Interest Rate and other relevant parameters for determining whether holders will receive an interest payment based on six-month U.S. dollar LIBOR.

Determination of Six-Month U.S. Dollar LIBOR

If a rate for six-month U.S. dollar LIBOR is not published on Reuters page “LIBOR01” (or any successor page as determined by the calculation agent) on any Business Day on which the rate for six-month U.S. dollar LIBOR is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of six months as of 11:00 am (London time) on such Business Day. If at least two such quotations are so provided, the rate for six-month U.S. dollar LIBOR will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of six months as of approximately 11:00 am (New York City time) on such London Business Day. If at least two such rates are so provided, the rate for six-month U.S. dollar LIBOR will be the arithmetic mean of such rates. If fewer than two such rates are so provided or if the Business Day is not also a London Business Day, then the rate for six-month U.S. dollar LIBOR will be the six-month U.S. dollar LIBOR in effect at 11:00 am (New York City time) on the immediately preceding Business Day.

A “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning on March 26, 2013, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 6.5% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 17308CNS1.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON SIX-MONTH U.S. DOLLAR LIBOR

The following table sets forth, for each of the periods indicated, the high and the low levels of six-month U.S. dollar LIBOR as reported on Bloomberg. The historical six-month U.S. dollar LIBOR should not be taken as an indication of the future six-month U.S. dollar LIBOR or the future performance of either rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in six-month U.S. dollar LIBOR during any period set forth below is not an indication that six-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2005
Quarter
First	3.40000%	2.79000%
Second	3.71000%	3.32813%
Third	4.23063%	3.72857%
Fourth	4.71000%	4.26688%
2006
Quarter
First	5.14000%	4.68000%
Second	5.64000%	5.14313%
Third	5.63000%	5.36000%
Fourth	5.43000%	5.29313%
2007
Quarter
First	5.40125%	5.25913%
Second	5.40906%	5.32906%
Third	5.59500%	5.06938%
Fourth	5.22125%	4.59625%
2008
Quarter
First	4.56625%	2.36625%
Second	3.25500%	2.61625%
Third	3.98125%	3.00125%
Fourth	4.39375%	1.75000%
2009
Quarter
First	1.96188%	1.46500%
Second	1.171625%	1.09500%
Third	1.09125%	0.62875%
Fourth	0.62000%	0.42969%
2010
Quarter
First (through March 19)	0.43438%	0.38250%

The rate for six-month U.S. dollar LIBOR appearing on Reuters Page LIBOR01 for March 19, 2010, was 0.42325%.

The following graph shows the daily levels of six-month U.S. dollar LIBOR in the period from January 4, 2005 through March 19, 2010 using historical data obtained from Bloomberg. Past movements of six-month U.S. dollar LIBOR are not indicative of future levels of six-month U.S. dollar LIBOR.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Payments of Interest.    Payments of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes.    Upon the sale, exchange or retirement (including an exercise of our call right) of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued stated interest, which will be taxable as such) and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest payments on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of interest on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the United States should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $1,000,000 principal amount of Notes (1,000 Notes) for $992.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession of $8.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $8.00 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

1,000 Callable LIBOR Range

Accrual Notes

Due March 26, 2020

($1,000 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

March 19, 2010

(Including Prospectus Supplement

dated February 18, 2009 and

Prospectus dated February 18, 2009)